U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-KSB   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                         For Period Ended: July 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: SARATOGA INTERNATIONAL HOLDINGS CORP
Former Name if Applicable:  N/A
Address of Principal Executive Office (Street and Number): 8756-122ND AVENUE NE City, State and Zip Code: Kirkland, WA 98033


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-Ksb, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

Principally because of the business disruption caused by the September 11, 2001 attack on New York city where our auditors and reviewing accounts are located, and also because of additional accounting and reporting requirements relating to the July 12, 2001 reverse merger with AgentsWanted.Net, Inc. dba Fortune Credit & Insurance Services, Inc. ("Fortune"), the Registrant is unable to file its Quarterly report on Form 10-QSB for the fiscal quarter ended July 31, 2001 without unreasonable effort and expense. The Registrant will make all reasonable efforts to file the quarterly report on or before the 5th calendar day following the prescribed due date of the Registrant's Form 10-QSB. However, given the circumstances, previously cited, that are beyond the control for the Registrant, it is anticipated that the Form 10-QSB for the quarter ended July 31, 2001 will not be filed before September 30, 2001. The Registrant respectfully requests an extension of the due date of this quarterly report to September 30, 2001.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification: Terrence K. Picken, (425) 827-7817

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes        [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Saratoga International Holdings Corp.
                  (Name of Registrant as specified in charter)

Saratoga has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 14, 2001                     By: /s/ Fred McGee
                                             ------------------------------
                                                 Fred McGee
                                                 CEO, President and Director